SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Related-Party Transaction

Notice about Related-Party Transaction

Companhia Paranaense de Energia – COPEL (“Copel”), a company that generates, transmits, distributes and sells power, with shares listed on the B3 (CPLE3, CPLE5, CPLE6), the NYSE (ELPVY, ELP) and the LATIBEX (XCOP), pursuant to CVM Instruction 480 of December 7, 2009, as amended, hereby informs its shareholders and the market in general of the following related-party transaction, entered into on October 31, 2017:

Name of Related Parties	State of Paraná and Copel
Relationship with the Company	State of Paraná is Copel’s controlling shareholder and currently owns 85,028,598 common shares, equivalent to 58.6% of Copel’s voting capital stock.
Transaction Date	10.31.2017
Purpose of the Agreement	Execution of the Fifth Addendum to the CRC Adjustment Agreement entered into on August 4, 1994 between the State of Paraná and Copel (“Fifth Addendum”).
Main Terms and Conditions

 - Consolidation of the amount of the refund by the State of Paraná to Copel related to the transfer of Copel credits with the Federal Government, represented by the remaining balances of the CRC account (Recoverable Rate Deficit), which is the subject matter of the CRC Adjustment Agreement entered into between these parties on August 4, 1994, totaling one billion, three hundred and ninety-one million, two hundred and eighty-five thousand, one hundred and fifty-four reais and twenty-four centavos (R$1,391,285,154.24) on March 31, 2016;
 - Granting to the State of Paraná of a grace period for the payment of interest and amortization between April and December 2016;

 - Granting to the State of Paraná of a grace period for the payment of amortization between January and December 2017;
 - Interest and amortization amounts for the period between April and December 2016 and amortization amounts for the period between January and December 2017 will be added to the outstanding balance on the respective maturity dates in the Fourth Addendum;

- The outstanding amount shall be amortized on a monthly basis throughout the rest of the agreement, beginning January 30, 2018 and ending April 2025;
 - All the other provisions of the CRC Adjustment Agreement entered into between the parties on August 4, 1994 and its addenda shall remain in full force.

Information about the participation of the counterparty, its partners or management in the Company’s decision-making process about the transaction or negotiation of the transaction as representatives of the Company, describing such participation

Copel’s Board of Directors approved by a majority vote, with dissenting votes, the execution of the Fifth Addendum, with the abstention of Board member Mauro Ricardo Machado Costa.
Detailed justification of why the issuer’s management considers that the transaction is conducted on an arm’s length basis or envisages appropriate compensatory payment:

Copel’s management considers that the transaction with the State of Paraná was conducted on an arm’s length basis and  envisages appropriate compensatory payment, given that the interest rate (IGP-DI + 6.65% p.y) applied is in line with normal market conditions, and its main terms and conditions do not affect Copel’s results, since the total grace period of the payments for the period between April and December and the grace period for the principal amount between January and December 2017 result in a Net Present Value of zero, i.e. without any real loss of the total amount of the agreement.

In addition, the transaction has been previously approved by Copel’s Board of Directors, pursuant to the rules of its Policy on Transactions with Related Parties.

Related-Party Transaction

Curitiba, November 1, 2017.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date November 1, 2017

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.